**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

P.G.
5-1-02

**FORM 6-K**

**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16 of**

**the Securities Exchange Act of 1934**

For the month of May, 2002

# CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

Baiyun International Airport
Guangzhou, People's Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F.___X___ Form 40-F. ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ._______ No. ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") distributed its rules of procedures for shareholders' general meeting, in English and Chinese, on April 18, 2002 to its shareholders. A copy of the documents are included in this Form 6-K of the Company.

中國南方航空股份有限公司

**China Southern Airlines Company Limited**

*(a joint stock limited company incorporated in the People's Republic of China with limited liability)*

# RULES OF PROCEDURES FOR SHAREHOLDERS' GENERAL MEETING

## CHINA SOUTHERN AIRLINES COMPANY LIMITED

### RULES OF PROCEDURES FOR SHAREHOLDERS' GENERAL MEETING

**Article 1** These rules are formulated in accordance with the Company Law of the People's Republic of China, China Securities Regulatory Commission's Opinions Governing Shareholders' General Meeting of Listed Companies and the Company's articles of association in order to ensure the smooth convention of the shareholders' general meeting of China Southern Airlines Company Limited (the "Company"), regulate the organization and activity of the shareholders' general meeting, improve its efficiency, protect the legitimate rights and interests of shareholders and ensure that the shareholders' general meeting can duly exercise its power and function according to law and ensure the validity and legality of the procedures and the resolutions of the shareholders' general meetings.

**Article 2** The shareholders' general meeting is the organ of authority of the Company and shall exercise the following functions and powers in accordance with law:

(1) to decide on the Company's operational policies and investment plans;

(2) to elect and replace directors and decide on matters relating to the remuneration of directors;

(3) to elect and replace independent directors and decide the standard of allowance of independent directors;

(4) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

(5) to examine and approve reports of the board of directors;

(6) to examine and approve reports of the supervisory committee;

(7) to examine and approve the Company's proposed annual preliminary and final financial budgets;

(8) to examine and approve the Company's profit distribution plans and plans for making up losses;

(9) to decide on increases or reductions in the Company registered capital;

(10) to decide on the issue of debentures by the Company;

(11) to decide on matters such as merger, division, dissolution and liquidation of the Company;

(12) to amend the articles of association;

(13) to decide on the appointment, dismissal and disengagement of the accountants of the Company;

(14) to consider motions raised by shareholders who represent five percent or more of the total shares of the Company carrying the right to vote;

(15) to decide on other matters which require resolutions of the shareholders in general meeting according to relevant laws, administrative regulations and provisions of the articles of association;

(16) to decide on matters which the board of directors may be delegated or authorised to deal with by the shareholders in general meeting.

**Article 3** Shareholders' general meeting consists of all the shareholders of the Company. The Company's shareholders are legal persons or natural persons who lawfully hold the shares of the Company. When the Company decides to convene a shareholders' general meeting, distribute dividends, liquidate its assets or engage in other activities which require determination of shareholdings, the board of directors shall fix a date as a record date for determining the shareholdings. Those who are registered on the register of shareholders by the end of the record date shall be regarded as shareholders of the Company. The register of shareholders shall be a sufficient evidence of the shareholders' holding of shares in the Company. The Company shall establish its register of shareholders based on the certificates provided by the securities registration entities.

**Article 4** Directors, supervisors, president and other senior management officers, accountants of the accounting firms and legal advisors of the law firms appointed by the Company and other people approved by the board of directors before the meeting may attend the shareholders' general meeting. In order to identify shareholders, shareholders' proxies and other attendants of the shareholders' general meeting, the presider may assign staff who are working at the meeting, if necessary, to verify their qualification for attendance. Those who are being verified must give cooperation.

**Article 5** The Company shall retain attorneys with securities business qualification to attend the shareholders' general meeting and to provide opinions on the following issues and give public notice thereof in accordance with the provisions of securities regulatory entities and the stock exchange:

(1) whether the procedures to convene shareholders' general meeting complies with the provisions of laws and the Company's articles of association;

(2) verify the validity and legality of the qualification for attendance;

(3) verify the qualifications of the shareholders that raise new motions at the annual shareholders' general meeting;

(4) whether the voting procedures at the shareholders' general meeting is legal and valid;

(5) provide legal opinions on other matters as required by the Company.

The board of directors of the Company can also appoint notaries to attend the general shareholders' meeting.

**Article 6** Shareholders' general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders' general meetings are held once every year and within six (6) months from the end of the preceding financial year.

**Article 7** Under any of the following circumstances, the board of directors shall convene an extraordinary general meeting within two (2) months after the occurrence of such an event:

(1) when the number of directors is less than the number of directors required by the Company Law or two-thirds of the number of directors specified in the articles of association;

(2) when the unrecovered losses of the Company amount to one third of the total amount of its share capital;

(3) when shareholder who holds alone or together with others (not including those voting by proxy) 10 per cent or more of the Company's issued and outstanding voting shares requests in writing the convening of an extraordinary general meeting;

(4) when deemed necessary by the board of directors;

(5) as requested by half or more of the independent directors propose such meeting;

(6) as requested by the supervisory committee;

(7) under other circumstances provided in the Company's articles of association.

The number of shares referred to in paragraph (3) above shall be based on the date when the written request is made.

**Article 8** Two or more shareholder holding in aggregate 10 percent or more of the shares carrying the right to vote at the meeting sought to be held (the "Proposing Shareholder") or the supervisory committee request the board of directors to convene an extraordinary shareholders' general meeting, they should submit to the board of directors matters in writing to be discussed at the meeting and a complete motion. The written motion should be submitted to the local office of the China Securities Regulatory Commission where the Company is located and the stock exchange for filing. The Proposing Shareholders or the supervisory committee shall ensure that their motion complies with the provisions of laws, regulations and the Company's articles of association.

When the supervisory committee or the Proposing Shareholder request the convening of an extraordinary shareholders' general meeting, they should follow the following procedures:

(1) They shall issue a copy of or duplicates of a written motion requesting the board of directors to convene an extraordinary shareholders' general meeting and set forth the matters to be discussed.

(a) Board of directors shall issue a reply to the Proposing Shareholders for the convening of the shareholders' general meeting within fifteen (15) days after receiving the written motion from the supervisory committee. The meeting procedures shall comply with the provisions of laws, regulations and the Company's articles of association.

(b) For the a written motion from the Proposing Shareholder for the convening of a shareholders' general meeting, board of directors shall decide whether to hold an extraordinary shareholders' general meeting in accordance with laws, regulations and the Company's articles of association. The board should feed back its resolutions to the Proposing Shareholders within fifteen (15) days after receiving the written motion and report to the local office of the China Securities Regulatory Commission and the stock exchange.

(c) If the board of directors decides to hold a shareholders' general meeting, it shall issue a notice for the convening of the shareholders' general meeting. If the board of directors makes any changes to the original motion, it shall obtain the consent of the Proposing-Shareholder. After the notice is served, the board of directors cannot make new motions. Without the consent of the Proposing Shareholder, the board of directors should not change or postpone the meeting time.

(d) If the board of directors is of the opinion that the Proposing Shareholder's motion violates laws, regulations and the Company's articles of association, it shall decide not to hold a shareholders' general meeting and notify the Proposing Shareholders. The Proposing Shareholders can either give up holding such a meeting within fifteen (15) days after receiving the notice or decide to give notice of its own accord for convening of an extraordinary shareholders' general meeting.

If the Proposing Shareholder decides to give up holding such extraordinary shareholders' general meeting, the board of directors should submit a report thereof to the local office of the China Securities Regulatory Commission where the Company is located and the stock exchange.

(2) When the Proposing Shareholder decides to hold an extraordinary shareholders' general meeting of its own accord, they shall notify the board of directors in writing and report it to the local office of the China Securities Regulatory

Commission where the Company is located and the stock exchange for filing. Then they shall serve a notice on the convening of the extraordinary shareholders' general meeting. The notice shall comply with the following provisions:

(a) No new content may be added to the motion. Otherwise, the Proposing Shareholder shall re-convene a shareholders' general meeting by requesting the board of directors according to the procedures set out above.

(b) The meeting shall take place where the Company is located.

(3) Board of directors and the board secretary shall duly perform their duties and functions at an extraordinary shareholders' general meeting proposed by the Proposing Shareholder of its own accord. Board of directors shall ensure the smooth going of the meeting and the Company shall bear the reasonable expense of the meeting. The meeting procedures shall comply with the following provisions:

(a) Board of directors shall convene the meeting and the board secretary must attend the meeting. Directors and supervisors should be present at the meeting. The board chairman shall preside over the meeting. When the chairman is unable to perform his duties under special circumstances, the vice-chairman or other director shall preside over the meeting.

(b) Board of directors shall retain an attorney with securities business qualification to provide legal opinions.

(c) The meeting procedures must comply with the provisions of laws, regulations and the Company's articles of association.

(4) When board of directors fails to appoint any director to preside over the meeting, the Proposing Shareholder shall preside over the meeting after he submits the information thereon to the local office of the China Securities Regulatory Commission where the Company is located for the filing. The Proposing Shareholder shall appoint an attorney with securities business qualification to provide legal opinions and bear the attorney fees by themselves. The board secretary should duly perform his duties and functions. The meeting procedures shall comply with the relevant articles of the Company's articles of association.

**Article 9** When the number of directors is less than the number of directors required by the Company Law or two-thirds of the number of directors specified in the articles of association; or when the unrecovered losses of the Company amount to one third of the total amount of its share capital, if the board of directors fails to convene an extraordinary shareholders' general meeting within the prescribed time, the supervisory committee or shareholders may hold an extraordinary shareholders' general meeting of its own accord.

**Article 10** The Company shall convene meetings of a class of shareholders for any matter that are required to be decided by any meeting of a class of shareholders according to the provisions of the Company's articles of association. The procedures for the meeting of a class shareholders shall be the same as those for shareholders' general meetings.

**Article 11** When the company convenes a shareholders' general meeting, the board of directors should notify all of the shareholders on the share register on the record date (when counting the number of days for the notice period, the convening date of the meeting shall not be included) forty five (45) days before the date of the meeting. Holders of A shares shall be notified in public notice. Holders of H shares shall be served with written notice. Notice for the meeting of any class of shareholders shall be given only to those who are entitled to vote at such shareholders' meeting.

**Article 12** Notice of the shareholders' general meeting should contain the following contents:

(1) the place, the date and time of the meeting;

(2) the matters to be discussed at the meeting;

(3) contain conspicuously a statement that each shareholder shall be entitled to attend or appoint a proxy to attend such meeting and vote thereat and that a proxy need not to be a shareholder of the Company;

(4) the record date of the shareholders entitled to attend the shareholders' general meeting;

(5) the time and place for lodging of the proxy forms;

(6) the name, telephone number and fax number of contact person for the meeting;

(7) provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposal put before them and the cause and effect of such motion must be properly explained;

(8) contain a disclosure of the nature and extent, if any, of the material interests of any director, supervisor, president or other senior administrative officer in the proposed transaction and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of the shareholders of the same class;

(9) contain the full text of any special resolution to be proposed at the meeting.

**Article 13** A shareholder may attend the shareholders' general meeting in person or appoint a proxy to attend and vote on its behalf. When he appoints a proxy to attend and vote, the instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or attorney duly authorized.

**Article 14** An individual shareholder who attends a shareholders' general meeting shall present his identification document and share certificates. A proxy who attends a shareholders' general meeting on behalf of a shareholder shall present his identification document, proxy form and share certificates.

For a legal person shareholder, its legal representative or the attorney authorized by the legal representative should attend the meeting. The legal representative shall present his own identification document, effective certificate evidencing his qualification of being a legal representative and share certificates. An attorney shall present his own identification document, power of attorney duly issued to him by the legal representative of the legal person shareholder and share certificates.

**Article 15** The proxy form issued by the shareholder appointing another to attend the shareholders' general meeting shall clearly indicate the following:

(1) the name of the proxy;

(2) whether the proxy is authorized to vote;

(3) the instructions to vote for or against each matter on the agenda of the shareholders' general meeting, or to abstain from voting;

(4) whether the proxy is authorized to vote on any extemporaneous proposals that might be included in the agenda of the shareholders' general meeting and specific instructions on the exercise of the voting rights if the proxy is authorized to vote on such matters;

(5) date of issuance and effective period of the proxy form; and

(6) signature or seal of the proxy or the seal of the legal person if the proxy is a legal person shareholder.

A proxy form with no notes or explanation shall be deemed as full authorization. Proxy shall have right to vote and his voting result shall be deemed as true expression of the intention of the shareholder.

**Article 16** In general, the proxy forms shall be deposited at the Company's address or such other place as specified in the notice of the shareholders' general meeting twenty-four hours prior to the commencement of the meeting. Where such proxy is signed by a power of attorney authorized by the proxy, the power of attorney and other authorization documents should be notarized and certified by lawyers. The notarized or certified power of attorney or other authorization documents, together with the proxy form, shall be deposited at the Company's address or such other place as specified in the notice of the shareholders' general meeting.

If the proxy is a legal person, its legal representative or such person as is authorized by resolution of its board of directors or other governing body to act as its representative may attend the shareholders' general meeting of the Company.

**Article 17** The Company shall prepare a registration book for persons attending the meeting. The registration book shall list the names (or unit name) present at the meeting, ID card number, the addresses of their residence, the number of voting shares held or shares carrying voting rights, the name of the person represented (or name of a unit represented), etc.

**Article 18** The Company shall, based on the written replies received twenty (20) days before the date of the shareholders' general meeting from the shareholders, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting reaches one half or more of the Company's total voting shares, the Company may hold the meeting; if not, then the Company shall within five (5) days notify the shareholders again by public notice of the matters to be considered, the place and date for, the meeting. The Company may then hold the meeting after such publication of notice.

**Article 19** When the board of directors issues the notice for the convening of a shareholders' general meeting, the meeting shall not be postponed without reason. In case the shareholders' general meeting must be postponed under special circumstances, a notice regarding the postponement must be issued at least five (5) days before the convening of the original shareholders' general meeting. In the postponement notice, the board of directors must state the reasons for the postponement and the date of the postponed meeting.

When the shareholders' general meeting is postponed, the board of directors may not change the record date of the shareholders entitled to attend the shareholders' general meeting according to the original notice.

**Article 20** Motions proposed at shareholders' general meeting should be in connection with the matters that should be discussed at the shareholders' general meeting and pass a resolution on a specific motion.

**Article 21** Motions put forward at the shareholders' general meeting should meet the following requirements:

(1) the contents shall not contravene the laws, regulations and the Company's articles of association and shall fall under the business scope of the Company and within the functions of shareholders' general meeting;

(2) they shall specify matters to be discussed or resolved; and

(3) they shall be submitted or delivered to the board of directors in writing or if permitted by the Opinions of China Securities Regulatory Commission Governing Shareholders' General Meeting of Listed Companies, put forward directly at the shareholders' general meeting.

**Article 22** In the notice of shareholders' general meeting, board of directors shall set forth matters for discussion at the meeting and give full disclosure of all the motions that board of directors put forward. If a motion involves the change of a resolution passed at the previous shareholders' general meeting, the motion must be complete and shall not only include the contents of changes.

Those listed in the category of other matters with no specific content shall not be deemed as motions and shareholders' general meeting shall not vote on them.

**Article 23** After the issuing notice of a meeting, the board of directors may not put forward new motions other than those listed in the notice. Any amendment to the original motions must be publicized fifteen (15) days before the shareholders' general meeting, otherwise the meeting should be postponed in order to ensure the fifteen (15) days interval.

**Article 24** At the annual shareholders' general meeting, shareholders who alone or together with other shareholders holds 5 per cent or more of all voting shares or supervisory committee may put forward provisional motions.

If the provisional motion falls under new items which are not included in the notice of the board of directors for the meeting and if these items cannot be resolved through vote via communication in accordance with the Opinions of China Securities Regulatory Commission Governing Shareholders' General Meeting of Listed Companies, the person putting forward the motion must hand over the proposal to the board of directors ten (10) days before the meeting and the board of director shall give a public notice thereof after examination.

When the biggest shareholder puts forward a new profit distribution plan at the annual shareholders' general meeting, he should submit it to the board of directors ten (10) days before the meeting. If it is less than ten (10) days, the biggest shareholder cannot propose such new profit distribution plan.

Motion makers may submit motions other than the new profit distribution plan to the board of directors and the board of directors shall give a public notice thereof. Or they may put them forward directly at the annual shareholders' general meeting.

**Article 25** Board of directors of the Company shall, by adhering to the principle of serving the best interests of the Company and the shareholders, examine the motions for the shareholders' general meeting in accordance with these rules.

**Article 26** Board of directors shall examine the provisional motions put forward at the annual shareholders' general meeting described in the preceding paragraph under the following principles:

(1) Relevance. Board of directors shall examine the shareholders' motions and submit them to the shareholders' general meeting for discussion if they are directly related to the Company and do not go beyond the functions of the shareholders' general meeting in accordance with the provisions of laws, regulations and the Company's articles of association. If they do not meet the above requirements, they shall not be submitted to the shareholders' general meeting for discussion. In the event the board of directors decides not to submit a motion to the shareholders' general meeting for vote, it shall give an explanation thereof at the shareholders' general meeting.

(2) Proceedings. Board of directors may decide on the proceedings of a motion put forward by a shareholder. For instance, if a motion is split up or merged for vote, the board of directors must obtain the consent of the motion maker; if the original motion maker does not agree on the change, the presider of the shareholders' general meeting may request the meeting to make a decision on the proceedings and act according to the decision of the shareholders' general meeting.

**Article 27** Where a motion involves investment, property disposal or acquisition and merger, full account shall be given on the details, including the amount involved, price (or pricing methods), book value of the asset, impact on the Company, examination and approval information, etc. If it is necessary to undertake an asset assessment, audit or obtain an independent financial adviser report according to relevant provisions, the board of directors should give a public notice on the result of asset assessment, audit and independent financial adviser report at least five (5) working days before the shareholders' general meeting.

**Article 28** When the board of directors proposes a motion intending to change the use of proceeds from the fund raised by share offering, it shall give reasons for the change, information about the new purpose of use and the future impact on the Company in the notice of the shareholders' general meeting.

**Article 29** A motion involving public issue of shares that requires submission to China Securities Regulatory Commission for examination and approval, it shall be put forward as a specific motion.

**Article 30** After the board of directors has examined and approved its annual report, it shall pass a resolution on the profit distribution plan and submit it as a motion to shareholders' general meeting. When board of directors proposes the plan to convert capital reserve fund into increased share capital, it shall give detailed grounds for the conversion and disclose it in a public notice. In the notice on the distribution of shares or conversion of capital reserve fund into increased share capital, board of directors shall disclose a comparison of earnings per share and of net asset value per share before and after the distribution and conversion and the impact on the future development of the Company.

**Article 31** For the appointment of accountant of an accounting firm, the board of directors shall put forward a motion and shareholders' general meeting shall pass a resolution thereon. When board of directors proposes to dismiss an accounting firm or stop the reappointment of an accounting firm, it should explain the reasons to shareholders' general meeting. The accounting firm is entitled to represent their opinions to the shareholders' general meeting.

During adjournment of the shareholders' general meeting, board of directors may dismiss an accounting firm for justified reasons and may temporarily appoint an accountant of other accounting firms. However, the next shareholders' general meeting must pass a resolution to confirm such change.

If an accounting firm resigns, board of directors must give explanations to the next shareholders' general meeting. The accounting firm that resigns is liable to give a written explanation to or send a representative to explain to the shareholders' general meeting on whether there is any impropriety on the part of Company.

**Article 32** In the event that the board of directors decides not to place a motion on the agenda of shareholders' general meeting, it shall give an explanation at the shareholders' general meeting. After the meeting, such motion and the board's explanation shall be publicized along with the resolutions of shareholders' general meeting.

**Article 33** If a shareholder who put forward the motion disputes the board of directors' decision of not placing his motion on the agenda of a shareholders' general meeting, he may request to hold an extraordinary shareholders' meeting in accordance with the Company's articles of association.

**Article 34** The annual shareholders' general meeting may discuss any matters provided by the Company's articles of association. An extraordinary shareholders' general meeting can only pass resolutions on matters specified in the notice of the meeting.

**Article 35** During a shareholders' general meeting, an administrative staff for the meeting shall be set up. Board secretary shall be responsible for the organization and taking minutes of the meeting and he is responsible for the preparation of documents for shareholders' general meeting.

**Article 36** The Company's Shareholders' general meeting shall be held in a frugal style, it shall not give extra economic benefits to the attending shareholders (or their proxies).

**Article 37** The Company's board of directors and supervisory committee shall take every necessary measure to ensure the solemnity and normal order of shareholders' general meeting. The Company may duly refuse, according to law, any people except shareholders (or their proxies), directors, supervisors, board secretary, senior management officers, appointed attorneys, and other people invited by board of directors to attend the meeting. The Company shall take measures to stop any activities that disrupt and interfere with the meeting order and infringe upon the legitimate rights and interests of shareholders, and report to the relevant authorities for investigation and punishment.

**Article 38** The Chairman of the board of directors shall preside over shareholders' general meeting. If the Chairman is unable to perform his duty for any reason, he shall designate the vice-chairman of the board of directors to preside over the meeting. If the Chairman is unable to attend the meeting and he fails to designate any person, then the board of directors may designate a director to preside over the meeting. If board of directors fails to designate anyone, the Proposing Shareholder may preside over the meeting after reporting to the local office of the China Securities Regulatory Commission where the Company is located for the filing. If for any reason, directors and shareholders are unable to preside over the meeting, then the shareholder (including proxy) present in person or by proxy and holding the largest number of voting shares thereat shall preside over the meeting.

**Article 39** The presider shall declare the commencement of the meeting at scheduled time. However, under any of the following circumstances, the presider may declare the commencement later than the scheduled time:

(1) the equipment for the meeting is not fully prepared;

(2) there are other important reasons.

**Article 40** After the presider declares the commencement of the meeting, he should first announce the number of shareholders present and the number of voting shares they represent. Shareholders, proxies and other attending people should enter into the meeting room before the meeting begins. Late comers should ask the presider for permission to enter.

**Article 41** The presider may order the following people to leave the meeting room:

(1) people not admitted for the meeting;

(2) trouble makers of the meeting;

(3) people indecently dressed or harmful to society's morals;

(4) those with dangerous articles or animals.

When the above people refuse to obey the order to leave the meeting room, the presider may order administrative staff of the meeting to force them to leave. When necessary, public security organs may be required to give assistance.

**Article 42** Shareholders' general meeting shall discuss and vote on the issues under consideration in the order listed in the notice of the meeting. When necessary, relevant issues may be combined for discussion.

**Article 43** The presider and his appointed people shall give explanation to each topic for discussion or give necessary documents relating to the topic.

**Article 44** When supervisory committee thinks it is necessary, it may present opinions on the topics for discussion at the meeting and provide an independent report.

**Article 45** In considering and approving connected transactions at shareholders' general meeting, shareholders (including proxies) involved in such connected transaction may attend the meeting according to the meeting proceedings and set forth their views and answer questions of other shareholders.

**Article 46** Shareholders (including proxies) shall exercise their voting rights in accordance with the number of shares they hold. Each share has one vote.

**Article 47** Resolutions of shareholders' general meetings shall be divided into ordinary resolutions and special resolutions.

To adopt an ordinary resolution, votes representing one half or more of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

To adopt a special resolution, votes representing two thirds or more of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

**Article 48** The following matters shall be resolved by an ordinary resolution at a shareholders' general meeting:

(1) work reports of the board of directors and the supervisory committee;

(2) plans formulated by the board of directors for distribution of profits and for making up losses;

(3) appointment and removal of the members of the board of directors and members of the supervisory committee, their remuneration and method of payment;

(4) annual preliminary and final budgets,

(5) the annual report of the Company;

(6) matters other than those required by the laws and administrative regulations or by these articles of association to be adopted by special resolutions.

**Article 49** The following matters shall be resolved by a special resolution at a shareholders' general meeting:

(1) the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2) the issue of debentures of the Company;

(3) the division, merger, dissolution and liquidation of the Company;

(4) amendments to the articles of association;

(5) repurchase of the Company's shares;

(6) any other matters considered by the shareholders' general meeting, resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

**Article 50** After the discussion and examination on each matter listed on the agenda for consideration, shareholders' general meeting shall vote item by item and may not shelve any of them or refuse to vote on any of them. At one annual meeting, if there are different motions on the same matter, the meeting shall vote on each motion in the order of the time the motions were put forward.

**Article 51** Method of voting:

(1) disclosed ballot;

(2) unconditional ballot, that is, no additional conditions are attached to voting;

(3) a resolution shall be made after voting.

**Article 52** When the shareholders' general meeting is voting on affiliated transactions, the affiliated shareholder shall not participate in voting. His shares carrying the voting rights shall not be counted as effective votes in the total.

**Article 53** At least two (2) representatives from the shareholders and one (1) supervisor shall take part in the counting of votes after ballot on each item and the counters shall declare the voting result on the spot.

**Article 54** Shareholders' general meeting shall have meeting minutes. The board secretary shall be responsible for recording the minutes of the meeting recording the following contents:

(1) date and place for the meeting;

(2) number of voting shares held by shareholders present at the meeting and percentage of such voting shares in the total number of the shares of the Company;

(3) name of the meeting presider and agenda of the meeting;

(4) main points of the speech of each speaker at the meeting on each item considered;

(5) voting result on each matter voted;

(6) shareholders' inquiries and suggestions, replies or explanations by the board of directors and supervisory committee; and

(7) other matters as considered fit by the shareholders' general meeting in accordance with the provisions of the Company's articles of association to be included in the minutes of the meeting.

**Article 55** The minutes of the shareholders' general meeting shall be signed by the directors present at the meeting and the minutes taker, and shall be permanently kept with the board secretary as the Company's file.

**Article 56** Board secretary shall, within the prescribed time, deliver the resolutions of shareholders' general meeting and relevant documents to the stock exchange and issue the relevant public notices and other information required for disclosure on the designated newspapers in accordance with the requirement of the stock exchange.

**Article 57** These rules shall become effective on the date resolved by the shareholders' general meeting. These rules shall become a binding document governing and regulating the activities of shareholders' general meeting, shareholders, directors, supervisors and any other people present at the meeting.

**Article 58** In case these rules are in conflict with the provisions of the Company Law, Securities Law, the Company's articles of association or other regulations of the securities regulatory authorities, then the Company Law, Securities Law, the Company's articles of association or other regulations of the securities regulatory authorities shall prevail.

中國南方航空股份有限公司

China Southern Airlines Company Limited

(於中華人民共和國註冊成立之股份有限公司)

# 股東大會議事規則

# 中國南方航空股份有限公司

## 股東大會議事規則

**第一條**　為保證中國南方航空股份有限公司(下稱「公司」)股東大會會議的順利進行，規範股東大會的組織和行為，提高股東大會議事效率，維護股東合法權益，保證股東大會能夠依法行使職權及其程序和決議內容有效、合法，根據《中華人民共和國公司法》、中國證監會《上市公司股東大會規範意見》、《公司章程》等有關規定，特制定本規則。

**第二條**　股東大會是公司的權力機構，依法行使下列職權：

(一)　決定公司經營方針和投資計劃；

(二)　選舉和更換董事，決定有關董事的報酬事項；

(三)　選舉和更換獨立董事，決定獨立董事的津貼標準；

(四)　選舉和更換由股東代表出任的監事，決定有關監事的報酬事項；

(五)　審議批准董事會的報告；

(六)　審議批准監事會的報告；

(七)　審議批准公司的年度財務預算方案、決算方案；

(八)　審議批准公司的利潤分配方案和彌補虧損方案；

(九)　對公司增加或者減少註冊資本作出決議；

(十)　對發行公司債券作出決議；

(十一)　對公司合併、分立、解散和清算等事項作出決議；

(十二)　修改《公司章程》；



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（十三） 對公司聘用、解聘或者不再續聘會計師事務所作出決議；

（十四） 審議代表公司發行在外有表決權股份總數的百分之五以上的股東的提案；

（十五） 審議法律、法規和《公司章程》規定應當由股東大會決定的其他事項；

（十六） 公司股東大會可以授權或委托董事會辦理其授權或委托辦理的事項。

**第三條** 股東大會由公司全體股東組成，公司股東為依法持有公司股份的法人或自然人。公司召開股東大會、分配股利、清算及從事其他需要確認股權的行為時，由董事會決定某一日為股權登記日，股權登記日結束時登記在冊股東為公司股東。股東名冊是證明股東持有公司股份的充分證據，公司依據證券登記機構提供的憑證建立股東名冊。

**第四條** 董事、監事、總經理及其他高級管理人員、公司聘請的會計師事務所會計師、法律顧問及其他經董事會會前批准出席會議的人員，可以參加會議。為確認出席會議的股東、股東代理人或其他出席者的出席資格，必要時，主持人可指派大會會務組人員進行必要的核對工作，被核對者應當給予配合。

**第五條** 公司董事會應當聘請有證券從業資格的律師出席股東大會，對以下問題出具意見並根據證券管理機構和證券交易所的有關規定進行公告：

（一） 股東大會的召集、召開程序是否符合法律法規的規定，是否符合《公司章程》的規定；

（二） 驗證出席會議人員資格的合法有效性；

（三） 驗證年度股東大會提出新提案的股東的資格；

（四） 股東大會的表決程序是否合法有效；

（五） 應公司要求對其他問題出具的法律意見。

公司董事會也可同時聘請公證人員出席股東大會。

**第六條**　股東大會分為股東年會和臨時股東大會。股東年會每年召開一次，並應於上一個會計年度完結之後的六個月之內舉行。

**第七條**　有下列情形之一的，董事會應在事實發生之日起兩個月以內召開臨時股東大會：

(一)　董事人數少於《公司法》規定的法定最低人數或章程所定人數的三分之二時；

(二)　公司未彌補的虧損達股本總額的三分之一時；

(三)　單獨或者合併持有公司有表決權股份總數百分之十(不含投票代理權)以上的股東書面請求時；

(四)　董事會認為必要時；

(五)　二分之一以上獨立董事提議召開時；

(六)　監事會提議召開時；

(七)　《公司章程》規定的其他情形。

前述第(三)項持股股數按股東提出書面要求日計算。

**第八條**　合計持有在擬舉行的股東會議上有表決權的股份百分之十以上的兩個或兩個以上的股東(提議股東)或者監事會，在提議董事會召開臨時股東大會或者類別股東大會時，應以書面形式向董事會提出會議議題和內容完整的提案。書面提案應當報所在地中國證監會派出機構和證券交易所備案。提議股東或者監事會應當保證提案內容符合法律、法規和《公司章程》的規定。

監事會或者提議股東要求召集臨時股東大會的，應當按照下列程序辦理：

(一) 簽署一份或者數份同樣格式內容的書面提案，提請董事會召集臨時股東大會，並闡明會議議題。

1. 董事會在收到監事會的書面提議後應當在十五日內發出召開股東大會的通知，召開程序應符合法律法規和公司章程的規定。

2. 對於提議股東要求召開股東大會的書面提案，董事會應當依據法律、法規和《公司章程》決定是否召開股東大會。董事會決議應當在收到前述書面提案後十五日內反饋給提議股東並報告所在地中國證監會派出機構和證券交易所。

3. 董事會做出同意召開股東大會決定的，應當發出召開股東大會的通知，通知中對原提案的變更應當徵得提議股東的同意。通知發出後，董事會不得再提出新的提案，未徵得提議股東的同意也不得再對股東大會召開的時間進行變更或推遲。

4. 董事會認為提議股東的提案違反法律、法規和《公司章程》的規定，應當做出不同意召開股東大會的決定，並將反饋意見通知提議股東。提議股東可在收到通知之日起十五日內決定放棄召開臨時股東大會，或者自行發出召開臨時股東大會的通知。

提議股東決定放棄召開臨時股東大會的，應當報告所在地中國證監會派出機構和證券交易所。

(二) 提議股東決定自行召開臨時股東大會的，應當書面通知董事會，報公司所在地中國證監會派出機構和證券交易所備案後，發出召開臨時股東大會的通知，通知的內容應當符合以下規定：

1. 提案內容不得增加新的內容，否則提議股東應按上述程序重新向董事會提出召開股東大會的請求；

2. 會議地點應當為公司所在地。

(三) 對於提議股東決定自行召開的臨時股東大會，董事會及董事會秘書應切實履行職責。董事會應當保證會議的正常秩序，會議費用的合理開支由公司承擔。會議召開程序應當符合以下規定：

1. 會議由董事會負責召集，董事會秘書必須出席會議，董事、監事應當出席會議；董事長負責主持會議，董事長因特殊原因不能履行職務時，由副董事長或者其他董事主持；

2. 董事會應當聘請有證券從業資格的律師，出具法律意見；

3. 召開程序應當符合法律法規和公司章程的規定。

(四) 董事會未能指定董事主持股東大會的，提議股東在報所在地中國證監會派出機構備案後會議由提議股東主持；提議股東應當聘請有證券從業資格的律師，出具法律意見，律師費用由提議股東自行承擔；董事會秘書應切實履行職責，召開程序應當符合公司章程相關條款的規定。

**第九條** 董事會人數不足《公司法》規定的最低人數或少於《公司章程》所要求人數的三分之二時，或者公司未彌補虧損額達到股本總額的三分之一，董事會未在規定期限內召集臨時股東大會的，監事會或者股東可以按規定程序自行召集臨時股東大會。

**第十條** 根據《公司章程》規定的應由類別股東會議決議的事項，公司應召開類別股東會議，類別股東會議的程序與股東大會的程序相同。

**第十一條**　公司召開股東大會，董事會應當在會議召開四十五日以前通知股權登記日登記在冊的公司股東(公司在計算通知的起始期限時，不包括會議召開當日)。A股股東以公告方式通知，H股股東以書面方式通知，類別股東會議的通知只需發給有權在該股東會議上有表決權的股東。

**第十二條**　股東大會會議的通知包括以下內容：

(一)　會議的日期、地點和會議期限；

(二)　提交會議審議的事項；

(三)　以明顯的文字說明：全體股東均有權出席股東大會，並可以委託代理人出席會議和參加表決，該股東代理人不必是公司的股東；

(四)　有權出席股東大會股東的股權登記日；

(五)　授權委託書送達的時間和地點；

(六)　會務常設聯繫人姓名、電話、傳真號碼；

(七)　向股東提供為使股東對將討論的事項作出明智決定所需要的資料及解釋，並對其起因和後果作出認真的解釋；

(八)　如任何董事、監事、總經理和其他高級管理人員與將討論的事項有重要利害關係，應當披露其利害關係的性質和程度；如果將討論的事項對該董事、監事、總經理和其他高級管理人員作為股東的影響有別於對其他同類別股東的影響，則應當說明其區別；

(九)　載有任何擬在會議上提議通過的特別決議的全文。

**第十三條**　股東可以親自出席股東大會，也可以委託代理人代為出席和表決。委託代理人出席和表決的，股東應當以書面形式委託代理人，委託書由委託人簽署或者由其以書面形式委託的代理人簽署；委託人為法人的，應當加蓋法人印章或者由其正式委任的代理人簽署。

**第十四條**　個人股東出席會議時應出示本人身份證和持股憑證；委託代理他人出席會議的，應出示代理人身份證、委託代理書和持股憑證。

法人股東應由法定代表人或者法定代表人委託的代理人出席會議。法定代表人出席會議的，應出示本人身份證、能證明其具有法定代表人資格的有效證明和持股憑證；委託代理人出席會議的，代理人應出示本人身份證、法人股東單位的法定代表人依法出具的書面委託書和持股憑證。

**第十五條**　股東出具的委托他人出席股東大會的授權委托書應當載明下列內容：

（一）　代理人的姓名；

（二）　是否具有表決權；

（三）　分別對列入股東大會議程的每一審議事項投贊成、反對或棄權票的指示；

（四）　對可能納入股東大會議程的臨時提案是否有表決權，如果有表決權，應行使何種表決權的具體指示；

（五）　委托書簽發日期和有效期限；

（六）　委托人的簽名或蓋章，委托人為法人股東的，應加蓋法人單位印章。

如委托書未予註明或不作具體指示，即視為充分授權，代理人有權表決，其任何表決結果均為股東的真實意思表示。

**第十六條**　投票代理委托書一般應當在會議召開前二十四小時備置於公司住所或召集會議通知中指定的其他地方。委托書由委托人授權他人簽署的，授權簽署的授權書或者其他授權文件應當經過公證或律師見證。經公證或見證的授權書或者其他授權文件以及投票代理委托書均需備置於公司住所或者召集會議通知中指定的其他地方。

委托人為法人的，由其法定代表人或者董事會、其他決策機構決議授權的人作為代表出席公司的股東大會。

**第十七條**　出席會議人員的簽名冊由公司負責制作，簽名冊載明參加會議人員姓名（或單位名稱）、身份證號碼、住所地址、持有或者代表有表決權的股份數額、被代理人姓名（或單位名稱）等事項。

**第十八條**　公司根據股東大會召開前20日時收到的書面回覆，計算擬出席會議的股東所代表的有表決權的股份數。擬出席會議的股東所代表的有表決權的股份數達到公司有表決權的股份總數二分之一以上的，公司可以召開股東大會；達不到的，公司應當在5日內將

會議擬審議的事項、開會日期和地點以公告形式再次通知股東，經公告通知，公司可以召開股東大會。

**第十九條** 董事會發佈召開股東大會的通知後，股東大會不得無故延期。公司因特殊原因必須延期召開股東大會的，應在原定股東大會召開日前至少五個工作日發佈延期通知。董事會在延期召開通知中應説明原因並公佈延期後的召開日期。

公司延期召開股東大會的，不得變更原通知規定的有權出席股東大會股東的股權登記日。

**第二十條** 股東大會的提案是針對應當由股東大會討論的事項所提出的具體議案，股東大會應當對具體的提案作出決議。

**第二十一條** 股東大會提案應當符合下列條件：

(一) 內容與法律、法規和章程的規定不相抵觸，並且屬於公司經營範圍和股東大會職責範圍；

(二) 有明確議題和具體決議事項；

(三) 以書面形式提交或送達董事會，或在中國證監會《上市公司股東大會規範意見》所允許的情形下直接在年度股東大會上提出。

**第二十二條** 董事會在召開股東大會的通知中應列出本次股東大會討論的事項，並將董事會提出的所有提案的內容充分披露。需要變更前次股東大會決議涉及的事項的，提案內容應當完整，不能只列出變更的內容。

列入「其他事項」但未明確具體內容的，不能視為提案，股東大會不得進行表決。

**第二十三條** 會議通知發出後，董事會不得再提出會議通知中未列出事項的新提案，對原有提案的修改應當在股東大會召開的前十五天公告。否則，會議召開日期應當順延，保證至少有十五天的間隔期。

**第二十四條**　年度股東大會，單獨持有或者合併持有公司有表決權總數百分之五以上的股東或者監事會可以提出臨時提案。

臨時提案如果屬於董事會會議通知中未列出的新事項，同時這些事項是屬於中國證監會《上市公司股東大會規範意見》所列不得採用通訊方式表決的事項的，提案人應當在股東大會召開前十天將提案遞交董事會並由董事會審核後公告。

第一大股東提出新的分配提案時，應當在年度股東大會召開的前十天提交董事會並由董事會公告，不足十天的，第一大股東不得在本次年度股東大會提出新的分配提案。

除此以外的提案，提案人可以提前將提案遞交董事會並由董事會公告，也可以直接在年度股東大會上提出。

**第二十五條**　公司董事會應當以公司和股東的最大利益為行為準則，按照本規則的規定對股東大會提案進行審查。

**第二十六條**　對於前條所述的年度股東大會臨時提案，董事會按以下原則對提案進行審核：

(一)　關聯性。董事會對股東提案進行審核，對於股東提案涉及事項與公司有直接關係，並且不超出法律、法規和《公司章程》規定的股東大會職權範圍的，應提交股東大會討論。對於不符合上述要求的，不提交股東大會討論。如果董事會決定不將股東提案提交股東大會表決，應當在該次股東大會上進行解釋和說明。

(二)　程序性。董事會可以對股東提案涉及的程序性問題做出決定。如將提案進行分拆或合併表決，需徵得原提案人同意；原提案人不同意變更的，股東大會會議主持人可就程序性問題提請股東大會做出決定，並按照股東大會決定的程序進行討論。

**第二十七條**　提出涉及投資、財產處置和收購兼併等提案的，應當充分說明該事項的詳情，包括：涉及金額、價格(或計價方法)、資產的賬面值、對公司的影響、審批情況

等。如果按照有關規定需進行資產評估、審計或出具獨立財務顧問報告的，董事會應當在股東大會召開前至少五個工作日公佈資產評估情況，審計結果或獨立財務顧問報告。

**第二十八條**　董事會提出改變募股資金用途提案的，應在召開股東大會的通知中説明改變募股資金用途的原因、新項目的概況及對公司未來的影響。

**第二十九條**　涉及公開發行股票等需要報送中國證監會核準的事項，應當作為專項提案提出。

**第三十條**　董事會審議通過年度報告後，應當對利潤分配方案做出決議，並作為年度股東大會的提案。董事會在提出資本公積轉增股本方案時，需詳細説明轉增原因，並在公告中披露。董事會在公告股份派送或資本公積轉增方案時，應披露送轉前後對比的每股收益和每股淨資產，以及對公司今後發展的影響。

**第三十一條**　會計師事務所的聘任，由董事會提出提案，股東大會表決通過。董事會提出解聘或不再續聘會計師事務所的提案時，應事先通知該會計師事務所，並向股東大會説明原因。會計師事務所有權向股東大會陳述意見。

非會議期間，董事會因正當理由解聘會計師事務所的，可臨時聘請其他會計師事務所，但必須在下一次股東大會上追認通過。

會計師事務所提出辭聘的，董事會應在下一次股東大會説明原因。辭聘的會計師事務所有責任以書面形式或派人出席股東大會，向股東大會説明公司有無不當。

**第三十二條**　董事會決定不將股東大會提案列入會議議程的，應當在該次股東大會上進行解釋和説明，並將提案內容和董事會的説明在股東大會結束後與股東大會決議一併公告。

**第三十三條**　提出提案的股東對董事會不將其提案列入股東大會會議議程的決定持有異議的，可以按照《公司章程》要求召集臨時股東大會。

**第三十四條** 年度股東大會可以討論《公司章程》規定的任何事項。臨時股東大會只對通知中列明的事項作出決議。

**第三十五條** 公司股東大會召開期間，設立股東大會會務組，由董事會秘書具體負責會議組織和記錄等有關方面的事宜。由董事會秘書具體負責公司股東大會文件的準備工作。

**第三十六條** 公司召開股東大會應堅持樸素從簡的原則，不得給予出席會議的股東(或代理人)額外的經濟利益。

**第三十七條** 公司董事會、監事會應當採取必要的措施，保證股東大會的嚴肅性和正常秩序，除出席會議的股東(或代理人)、董事、監事、董事會秘書、高級管理人員、聘任律師及董事會邀請的人員以外，公司有權依法拒絕其他人士入場，對於干擾股東大會秩序、尋釁滋事和侵犯其他股東合法權益的行為，公司應當採取措施加以制止並及時報告有關部門查處。

**第三十八條** 股東大會由董事長主持。董事長因故不能履行職務時，由董事長指定的副董事長主持；董事長不能出席會議，也未指定人選的，由董事會指定一名董事主持會議；董事會未能指定董事主持股東大會的，提議股東在報所在地中國證監會派出機構備案後由提議股東主持會議；如果因任何理由，董事或股東無法主持會議，應當由出席會議的持有最多表決權股份的股東(或股東代理人)主持。

**第三十九條** 主持人應按預定的時間宣佈開會，但有下列情形之一的，可以在預定時間之後宣佈開會：

(一) 會場設備未準備齊全時；

(二) 有其他重大事由時。

**第四十條** 主持人宣佈開會後，應首先公佈到會股東人數及代表有效表決權的股份數。股東、股東代理人及其他出席者應於開會前入場；中途入場者，應經主持人許可。

**第四十一條**　主持人可命令下列人員退場：

(一)　無出席會議資格者；

(二)　擾亂會場秩序者；

(三)　衣冠不整有傷風化者；

(四)　攜帶危險物品或動物者。

上述人員不服從退場命令時，主持人可令工作人員強制其退場。必要時，可請公安機關給予協助。

**第四十二條**　股東大會應按照會議通知上所列順序討論、表決議題。必要時，也可將相關議題一併討論。

**第四十三條**　主持人或其指派的人員應就各項議題作必要說明或發放必要文件。

**第四十四條**　監事會認為有必要時，可以對股東大會審議的議題出具意見，並提交獨立報告。

**第四十五條**　股東大會審議關聯交易事項時，與該交易事項有關聯關係的股東(包括股東代理人)可以出席股東大會，依照大會程序向到會股東闡明其觀點，並就其他股東的質詢作出說明。

**第四十六條**　股東(包括股東代理人)以其所代表的有表決權的股份數額行使表決權，每一股份享有一票表決權。

**第四十七條**　股東大會決議分為普通決議和特別決議。

股東大會作出普通決議，應當由出席股東大會的股東(包括股東代理人)所持表決權的二分之一或以上通過。

股東大會作出特別決議，應當由出席股東大會的股東(包括股東代理人)所持表決權的三分之二或以上通過。

**第四十八條**　下列事項由股東大會以普通決議通過：

(一)　董事會和監事會的工作報告；

(二)　董事會擬定的利潤分配方案和彌補虧損方案；

(三)　董事會和監事會成員的任免及其報酬和支付方法；

(四)　公司年度預算方案、決算方案；

(五)　公司年度報告；

(六)　除法律、行政法規規定或者《公司章程》規定應當以特別決議通過以外的其他事項。

**第四十九條**　下列事項由股東大會以特別決議通過：

(一)　公司增加或者減少註冊資本；

(二)　發行公司債券；

(三)　公司的分立、合併、解散和清算；

(四)　《公司章程》的修改；

(五)　回購本公司股票；

(六)　股東大會以普通決議認定會對公司產生重大影響的、需要以特別決議通過的其他事項。

**第五十條**　股東大會對所有列入議程的提案議題審議後，應當進行逐項表決，不得以任何理由擱置或不予表決。年度股東大會對同一事項有不同提案的，應以提案提出的時間順序進行表決，對事項作出決議。

**第五十一條**　表決方式

(一)　採用記名投票表決方式；

(二)　對表決不得附加任何條件，即不得在表決票上附加任何條件；

(三)　表決通過後，應形成決議。

**第五十二條**　股東大會就關聯交易事項進行表決時，涉及關聯交易的各股東，應當迴避表決，其所持表決權不應計入出席股東大會有表決權的股份總數。

**第五十三條**　每一審議事項的表決投票，應當至少有兩名股東代表和一名監事參加清點，並由清點人代表當場公佈表決結果。

**第五十四條**　股東大會應有會議記錄。會議記錄由董事會秘書負責，記載以下內容：

（一）　召開會議的日期、地點；

（二）　出席股東大會的有表決權的股份數，佔公司總股份的比例；

（三）　會議主持人姓名、會議議程；

（四）　各發言人對每個審議事項的發言要點；

（五）　每一表決事項的表決結果；

（六）　股東的質詢意見、建議及董事會、監事會的答覆或說明等內容；

（七）　股東大會認為和《公司章程》規定應當載入會議記錄的其他內容。

**第五十五條**　股東大會記錄由出席會議的董事和記錄員簽名，並作為公司檔案由董事會秘書永久保存。

**第五十六條**　董事會秘書應於規定時間內將股東大會決議及相關文件送達證券交易所，並根據證券交易所的有關要求及時在公司指定的信息披露報刊上刊登有關公告和其他需要披露信息。

**第五十七條**　本議事規則自公司股東大會議通過之日起生效。本規則自生效之日起，即成為規範股東大會、股東、董事、監事及其他與會人員具有約束力的文件。

**第五十八條**　如本規則與《公司法》、《證券法》、《公司章程》或證券監督管理部門的管理規定相背，則按《公司法》、《證券法》、《公司章程》或證券監督管理部門的規定執行。

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By ______________________

Name: Su Liang
Title: Company Secretary

Date: May 15, 2002